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                                                                      Exhibit 10


                         Open Letter to Shareholders of
                    ESC Medical Systems Ltd. (the "Company")



                                                                  April 12, 1999

                             IT'S TIME FOR A CHANGE

Dear Fellow ESC Shareholder:

            As two of the largest shareholders of your Company and ours, we are writing to request your support for what we believe is a much-needed change in the direction and management of the Company. As successful businessmen with over sixty years of collective experience with public and private companies (please refer to the enclosed Proxy Information Statement for a summary of our background), we have watched with amazement as the market value of the Company has decreased from approximately $940(1) million at the end of the second quarter of 1998 to approximately $198(2) million on March 25, 1999.

            In fact, the Company's stock price has fallen from a high of $46.50 on June 14, 1996, to a low of $4.75 as recently as February 24, 1999, a decline of over $41.00 per share. Even more disturbing is that during the past three quarters, earnings per share have plummeted from $0.48(3) to $0.05(4). Such a precipitous decline in the market value of the Company and its performance without public warning or explanation from management until just prior to its end of the relevant period has led certain members of the financial community to express overt concern that management is not credible. For example, Donaldson Lufkin & Jenrette's research report, dated October 21, 1998, states, "Indeed, institutional sponsorship [of ESC] appears to be almost non-existent at this juncture given management's lack of credibility after the Q3 mishap." And, to our knowledge, after the third quarter earnings announcement, ESC's stock was downgraded or coverage was discontinued by most, if not all, major investment banks.

            Accordingly, we have concluded that the Company lacks the professional expertise and the appropriate oversight by a board of directors that a public company of its size and potential requires. During the past months, we have had numerous conversations with management and members of the Board with regard to ways to improve management and the Board in order to restore credibility and shareholder value. On almost every occasion that we have discussed these matters, we have been assured that needed changes would be forthcoming. In fact, our representative on the Board, Tom Hardy, the president and chief operating officer of Trans-Resources, Inc. and former principal of McKinsey & Co. (a well-known international management consulting firm), sent a letter several months ago to Shimon Eckhouse, the chief

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executive officer of the Company, detailing these and other concerns. He recommended a course of action to address these issues. The letter, however, was apparently to no avail.

            Even after a majority of outside directors indicated their desire to pursue certain corrective actions, these changes were never implemented. For example, it was agreed that an executive committee would be established, with Mr. Hardy as chairman, to more effectively monitor management and revitalize the Board's supervisory role. However, such a committee has never been formed.

            In addition, management has taken actions, which in our experience are normally reserved for the Board, without its prior approval. For example, management issued a press release stating that the Company had determined to retain a financial advisor to assist the Board in studying strategic alternatives and to enhance shareholder value. When Mr. Hardy, in his role as a director of ESC asked to see a copy of the engagement letter or to get an explanation of its scope, purpose, and cost, he was advised that that information was not yet available for Board review.

            While we, like all other shareholders, would like to maximize shareholder value, we believe that certain decisions should be made only after full consideration and review by the Board of Directors. We do not believe that a board of directors exists simply in order to give after-the-fact-rubber stamps to management's wishes. Management's unilateral actions and the Board's non-reaction provide further evidence to us of the existing directors' inability to act independently of management.

            Such actions taken and such statements made by management on behalf of the Company only serve to reinforce our view that fundamental changes are needed. This can only begin with the restructuring of the Board of Directors of the Company so that it will properly monitor management's conduct. Specifically, we propose adding truly independent representatives who are in no way beholden to management. Indeed, we believe a new board should have as one of its first agenda items the question of whether changes and/or additions to management are necessary or desirable. In our opinion, such review should include consideration of the need for a change of the chief executive officer. We are concerned that the present Board may be unwilling to consider such a change at a time when we believe a truly independent Board would give such a course of action serious thought. We are not necessarily recommending removal of Dr. Eckhouse from any role in the Company. Rather, we seek a truly independent Board of Directors to make an honest and objective evaluation of the strengths and weaknesses of current management and to end what we perceive as one-man rule of the Company.

            Perhaps as a result of our actions, the Company has indicated that it may be willing to add directors and is retaining a search firm at considerable expense to find them. Clearly this effort, if serious, is too little, too late. A new board which consists of a majority of the present directors or their nominees would not in our judgment represent a significant improvement. Also, while management and the Board have both recognized the need for a chief operating officer and have indicated that they would actively seek to install one, that assurance can also be counted as


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another unfulfilled promise. Moreover, even if a chief operating officer were recruited, we question whether that person would be vested with any real authority. That is why we are recommending that a majority of independent directors named by shareholders rather than by the current Board or management be put in place to address these and other critical issues facing the Company.

            The time for change has come and is perhaps long overdue. We believe the individuals we have proposed as new directors will enable the Company to benefit from the level of professionalism and proper corporate governance expected of a public company, both of which are essential for the Company's future success. Also, we believe that, if appropriate, a restructured Board could better pursue strategic alternatives. If it did, maximizing shareholder value, rather than entrenching the present Board and/or management, would be the driving force behind their decision-making process. We feel strongly that the individuals we have proposed bring together the necessary experience, dedication and impeccable credentials for the task at hand.

            Our intention is not to acquire control of the Company. Rather, we, like you, want to see the value of our investment in the Company restored and its growth and development potential materialize.

            We would challenge anyone to claim that the proposed nominees are not independent. With their expertise and diverse backgrounds, we are confident that an honest evaluation of management's strengths and weaknesses can be undertaken, and that the Company's credibility can be restored. Without the replacement of the current Board, however, we have little confidence that the needed changes to increase profitability and restore credibility can occur. Promises have been made too many times and not kept for us to have any confidence that the current Board and management can solve the problems at hand.

            Pursuant to Section 109 of the Israel Companies Ordinance, we, as shareholders with an interest in excess of 15% of the Company's ordinary shares currently outstanding, have the right to require an extraordinary general meeting of shareholders which must then be held between 7 and 21 days after our formal request. It is our intention to make such a request shortly. Accordingly, we are soliciting your proxy to vote at this extraordinary general meeting for the purpose of replacing all current directors other than Shimon Eckhouse and Tom Hardy with six nominees identified in the enclosed Proxy Information Statement. As stated above, we believe the individuals we have proposed to constitute the restructured Board include prominent, highly qualified individuals in the business community in the United States and Israel. The enclosed Proxy Information Statement summarizes their experience.

            We hope we can count on your support. If you wish to support our efforts, please execute the enclosed proxy, and please return it in the accompanying self-addressed, postage-paid envelope at your earliest convenience.

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            We thank you for your consideration.

                                   Sincerely,


/s/ Barnard J. Gottstein                                         /s/ Arie Genger


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Any questions or requests for assistance or additional copies of this Open
Letter to Shareholders, the Revocable Proxy and Instrument of Appointment, the Proxy Information Statement and any other related materials may be directed to the Information Agent at the address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning Mr. Genger's and Mr. Gottstein's proposal (the "Proposal").

                   THE INFORMATION AGENT FOR THE PROPOSAL IS:

                                    MACKENZIE
                                 PARTNERS, INC.
                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                          (212) 929-5500 (CALL COLLECT)
                                       OR
                         CALL TOLL-FREE: (800) 322-2885


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ENDNOTES



1. Reflects a closing price of $33.75 and approximately 27.8 million shares outstanding (represents the weighted average number of shares outstanding during the quarter ended June 30, 1998 (diluted)) on June 30, 1998.

2. Reflects a closing price of $7.25 and approximately 27.3 million shares outstanding on March 25, 1999 (based upon the list of shareholders provided to us by the Company, dated March 25, 1999). This closing price includes a significant increase following our letter requesting a change in the Board of Directors.

3. For the quarter ended June 30, 1998 (represents EPS (diluted) from operating income, excluding merger expenses).

4. For the quarter ended December 31, 1998 (represents EPS (diluted) from operating income, excluding merger expenses and R&D in process write-oft).


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